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                 November 15, 2021

       Christine Pellizzari
       General Counsel
       Science 37 Holdings, Inc.
       600 Corporate Pointe, Suite 320
       Culver City, CA 90230

                                                        Re: Science 37
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 5,
2021
                                                            File No. 333-260828

       Dear Ms. Pellizzari:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Janice Adeloye at 202-551-3034 or Jennifer Lopez-Molina at 202-551-
       3792 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              Erika L. Weinberg